EXHIBIT 21

Deltic Timber Corporation

Subsidiaries of the Registrant

As of December 31, 2009

Subsidiaries	State of Incorporation

Deltic Timber Purchasers, Inc.	Arkansas

Deltic Southwest Timber Company	Arkansas

Chenal Properties, Inc.	Arkansas

Chenal Country Club, Inc.	Arkansas